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11020802

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 01 2011
Washington, DC
110

SEC FILE NUMBER
8- 40756

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Conifer Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Ferry Building, Suite 255
(No. and Street)

San Francisco (City) California (State) 94111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mark Friesen (415) 677-5990
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Odenberg, Ullakko, Muranishi & Co. LLP
(Name – *if individual, state last, first, middle name*)

465 California Street, Suite 700, San Francisco, CA 94104
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark Friesen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Conifer Securities, LLC, as of December, 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

JENNIFER TRUAX
Commission # 1912281
Notary Public - California
San Francisco County
My Comm. Expires Nov 6, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

C O N I F E R

S E C U R I T I E S

CONIFER SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
WITH REPORT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

***** PUBLIC COPY *****

DECEMBER 31, 2010

CONIFER SECURITIES, LLC

TABLE OF CONTENTS

OUM &CO. LLP
DENBERG | ULLAKKO | MURANISHI
Accountants & Business Advisors

465 California Street
Suite 700
San Francisco, CA 94104
Phone: (415) 434-3744
Fax: (415) 788-2260
www.oumcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Conifer Securities, LLC

We have audited the accompanying statement of financial condition of Conifer Securities, LLC (the Company) as of December 31, 2010 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Conifer Securities, LLC as of December 31, 2010 then ended in conformity with accounting principles generally accepted in the United States of America.

Odenberg Ullakko Muranishi & Co LLP

San Francisco, California
February 16, 2011

CONIFER SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

Cash and cash equivalents	$	4,691,146
Deposits with clearing broker-dealers		526,940
Receivables from broker-dealers		2,065,748
Other receivables, net		1,007,005
Marketable securities owned, at fair value		106,785
Furniture, equipment, and leasehold improvements, net of accumulated depreciation and amortization of $632,717		1,484,553
Other assets		211,791
TOTAL ASSETS	**$**	**10,093,968**

LIABILITIES AND MEMBERS' CAPITAL

LIABILITIES:		
Accrued expenses	$	2,775,940
Securities sold, not yet purchased		16,650
Payables to broker-dealers		749,237
Payables to Parent Company and affiliates		2,697,973
TOTAL LIABILITIES		6,239,800
MEMBERS' CAPITAL		3,854,168
TOTAL LIABILITIES AND MEMBERS' CAPITAL	**$**	**10,093,968**

See accompanying notes to the statement of financial condition.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Organization and Nature of Business

Conifer Securities, LLC (the "Firm") is a limited liability company organized under the laws of the State of California. The Firm is a registered broker-dealer regulated by the Financial Industry Regulatory Authority (FINRA), engaging in the general securities industry. The Firm commenced its operations on March 16, 1989.

The Conifer Group, LLC (the "Parent Company") holds 99.9% of the ownership interests of the Firm. The Parent Company was formed as a California limited liability company on March 11, 2008 for the purpose of acting as a holding company (see Note 3). On January 1, 2010, the Firm transferred to the Parent Company net assets and operations that were not specifically related to the provision of services related to broker-dealer activities (see Note 9).

The Firm provides exceptional corporate services, quality execution, investment selection, brokerage processing and full back office support to a select group of investment managers, independent research analysts and private clients. The Firm's primary office is in San Francisco and it maintains a secondary office in New York City.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions

The Firm introduces all of its trades, on a fully-disclosed basis, to other broker-dealers and is therefore exempt from SEC Rule 15c3-3 under provisions provided for in subparagraph (k)(2)(ii). The Firm recognizes all income and expenses relating to security transactions on a trade-date basis, and the net realized gain or loss on sales of securities is determined on a first-in, first-out (FIFO) cost basis.

Valuation of Investments

ASC 820-10 (previously known as Statement of Financial Accounting Standards No. 157, "Fair Value Measurements") defines fair value, establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements. Under ASC 820-10, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. See Note 8, "Investments", for disclosures relating to ASC 820-10.

Cash and Cash Equivalents

For purposes of the accompanying statement of financial condition, cash and cash equivalents are defined as all checking and money market accounts deposited with commercial banks, in addition to cash amounts held at other broker-dealers in accounts that are not designated for trading or clearing deposit purposes. Deposits held by commercial banks may, at times, exceed federally insured limits. The Firm has never experienced any losses related to these balances. All of the Firm's cash balances deposited with commercial banks were fully insured at December 31, 2010 due to a temporary federal program in effect from December 31, 2010 through December 31, 2012. Under the program, there is no limit to the amount of insurance for eligible accounts. Beginning 2013, insurance coverage will revert to $250,000 per depositor at each financial institution, and the Firm's cash balances may again exceed federally insured limits.

Receivables from Broker-Dealers

The Firm's receivables from broker-dealers consist primarily of amounts due from other broker-dealers for trades executed and cleared by these other broker-dealers. These amounts due from other broker-dealers are typically received shortly after the accounting period in which they are recorded. The Firm has not experienced any significant uncollectible accounts receivable.

Other Receivables

Other receivables consist primarily of receivables from the Firm's clients for services. The Firm extends credit to its clients in the normal course of business and performs ongoing credit evaluations of its clients, maintaining allowances for potential credit losses which, when realized, have been within management's expectations. As of December 31, 2010, the allowance for doubtful accounts was $18,889. The Firm has not experienced any significant uncollectible amounts.

Furniture, Equipment, Software Application Development and Leasehold Improvements

The cost of furniture, equipment and software application development is depreciated over the estimated useful lives of two to ten years. Depreciation and amortization are provided using the straight-line method. The Firm's capital assets by major category are as follows:

Computer equipment	$ 148,908
Software application development	1,839,642
Furniture and fixtures	96,920
Office equipment	31,800
	2,117,269
Less - accumulated depreciation and amortization	632,717
Net furniture, equipment and leasehold improvements	$ 1,484,553

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income Taxes

The accompanying statement of financial condition does not reflect a provision or liability for federal or state income taxes since under the Internal Revenue Code, a limited liability company is a reporting entity only. The individual Members report their distributive share of the Firm's income and credits on each member's individual tax return. However, certain states and New York City in which the Firm operates impose fees and taxes at the Firm level.

Use of Accounting Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts and disclosures reported in the statement of financial condition and accompanying notes. Actual results could differ from those estimates and assumptions.

NOTE 3 – MEMBERS' CAPITAL

The Firm is a limited liability company and, as such, no Member shall have any personal liability to the Firm, any other Member or to any creditor of the Firm for the debts of the Firm beyond the amount contributed by the Member to the Firm.

At December 31, 2010, the Firm had two active classes of Members: Equity Members and Operating Members. Equity Members have voting rights, and include the Parent Company and any other member that may be admitted as a voting member. Operating Members are actively engaged in the business of the Firm and its affiliates.

At December 31, 2010, Equity Members held $3,850,319 of the members' capital and received 99.9% of the profits of the Firm. Operating Members held $3,849 of the members' capital and received 0.1% of the profits of the Firm.

NOTE 4 - COMMITMENTS AND CONTINGENCIES

In the ordinary course of business, the Firm regularly enters into agreements for the use of quotation, trading, and other services. These agreements are typically for periods of one year or less.

The Firm has an expense sharing agreement in place with the Parent Company, whereby overhead expenses incurred by the Parent Company on behalf of the Firm are expensed as incurred (see Note 9).

NOTE 5 - NET CAPITAL REQUIREMENTS

The Firm is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which, among other items, requires the maintenance of minimum net capital and a ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. These rules also restrict the timing and amounts of capital withdrawals or dividends paid. At December 31, 2010, the Firm had net regulatory capital of $730,111, which was $291,862 in excess of its required net capital of $438,249 and its net capital ratio was 9.00 to 1.

NOTE 6 - PROFIT SHARING 401(k) PLAN

The Firm has adopted a Profit Sharing 401(k) Plan. The Plan is a defined contribution plan which provides for voluntary employee contributions as well as discretionary matching allocations by the employer as set forth by the Plan. The Plan covers substantially all full-time employees who meet the Plan's eligibility requirements as defined by the Plan. As of December 31, 2010, no employer contributions had been made to the Plan.

NOTE 7 - CONCENTRATIONS AND OFF-BALANCE-SHEET RISK

Concentrations

Substantially all of the amounts receivable from broker-dealers are due from Jefferies & Company Inc. ("Jefferies"). Cash and securities deposited with clearing brokers and dealers are held primarily by Jefferies. The amounts shown as cash and cash equivalents are held by two banks and are in excess of the FDIC insured limits.

Credit Risk

As a securities broker-dealer, the Firm is engaged in various trading and brokerage activities. These services are provided to a small group of investors. A portion of the Firm's securities transactions are collateralized and executed with and on behalf of other institutional investors, including other brokers and dealers. In the event counterparties do not fulfill their obligations, the Firm may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the financial instrument.

Securities sold short by the Firm may give rise to off-balance sheet risk. These transactions involve an obligation to purchase such securities at a future date. The Firm records these obligations at the market value of these securities. Should the securities rise in value, it may be necessary to purchase these securities at a cost in excess of the obligation reflected in the accompanying statement of financial condition.

Periodically, the Firm is a party to option contracts. Option contracts are contractual agreements that give the purchaser the right, but not the obligation, to purchase or sell a financial instrument at a predetermined exercise price. In return for this right, the purchaser pays a premium to the seller of the option. Premiums received on option contracts sold and premiums paid on option contracts purchased are adjusted to the carrying amount of those instruments in the accompanying statement of financial condition. The Firm is exposed to off-balance sheet market risk related to written option contracts due to the possibility of unfavorable price changes.

NOTE 8 – INVESTMENTS

Fair value is generally based on quoted market prices. If quoted market prices are not available, fair value is determined based on other relevant factors, including dealer price quotations, price activity for equivalent instruments and valuation pricing models.

ASC 820-10 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Firm. Unobservable inputs are inputs that reflect the Firm's assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the reliability of inputs as follows:

Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that the Firm has the ability to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The Firm values investments in marketable securities that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the reporting period. The valuation of investments in marketable securities totaling $90,135 (net of securities sold, not yet purchased of $16,650) falls under Level 1 of ASC 820-10 fair value hierarchy.

NOTE 9 – RELATED PARTY TRANSACTIONS

Effective January 1, 2010, the Firm distributed to the Parent Company certain assets and liabilities related to services provided by the Firm that do not require registration with FINRA as a broker-dealer. The contracts related to these services have either been assigned to the Parent Company, or to Conifer Fund Services, LLC, an entity under common control with the Parent Company formed on August 3, 2009 and commencing operations on January 1, 2010.

In addition, assets and liabilities held by the Firm related to facilities, administrative and support functions were also transferred to the Parent Company effective January 1, 2010. The Firm's office lease agreements were also assigned to the Parent Company on January 1, 2010. These functions are now provided by the Parent Company to all of the operating entities under its control. The Firm and the Parent Company have entered into an expense sharing agreement commencing on January 1, 2010, whereby the expenses associated with these facilities, administrative and support functions are allocated to the Firm on a pro-rata basis based on the benefit derived from the Firm for these activities, and the Firm reimburses the Parent Company for its share of these allocated expenses.

The assets and liabilities transferred to the Parent Company were based on the book value as of December 31, 2009 and are summarized as follows:

ASSETS	
Other receivables	$ 8,668
Furniture, equipment and leasehold improvements (net of accumulated depreciation and amortization of $3,139,040)	2,088,629
Other assets	218,334
TOTAL ASSETS TRANSFERRED	**2,315,631**
LIABILITIES	
Accrued expenses	1,182,452
Deferred revenue	61,000
Deferred expenses	504,246
TOTAL LIABILITIES TRANSFERRED	**1,747,698**
NET ASSETS TRANSFERRED	**$ 567,933**

The Firm had total amounts due to the Parent Company of $2,386,573 at December 31, 2010 as a result of these various arrangements. This liability is included in payables to Parent Company and affiliates in the accompanying statement of financial condition.

The Firm may provide services to clients who also receive services from Conifer Fund Services (BVI), Ltd. ("Conifer BVI") and Conifer Fund Services, LLC ("Conifer Fund Services"), firms that are under common control of the Parent Company. In some cases the Firm invoices these mutual clients on behalf of these firms and remits to them the full amount of these collections. At December 31, 2010, the Firm had $46,015 of fees payable to Conifer BVI, and $265,385 payable to Conifer Fund Services that had been invoiced by the Firm on behalf of each firm respectively. These liabilities are included in payables to Parent Company and affiliates in the accompanying statement of financial condition.

The firm also paid expenses related to Conifer Capital Partners, LLC, also a firm under common control of the Parent Company. At December 31, 2010, the Firm had $5,644 of expenses due from this entity. This liability is included as an offset to other receivables in the accompanying statement of financial condition.

The Firm entered into a receivables purchase agreement with the Parent Company, whereby the Parent Company purchases from the Firm trade receivables related to service fee revenue not attributable to trading-related services. At December 31, 2010, the amount of $349,930 netted against other receivables in the accompanying statement of financial condition relates to receivables purchased by the Parent Company in 2009. There were no trade receivables sold to the Parent Company in 2010.

NOTE 10 – SUBSEQUENT EVENTS

The Firm has evaluated subsequent events through February 16, 2011 and has determined that there are no material subsequent events to disclose.

SEC PUBLIC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

CONIFER SECURITIES, LLC